Exhibit 99.1

April 22, 2011:	This press release amends and restates the previously issued press release to include the Daily Average Revenue Trades information on page 6.

Monex Group to Acquire TradeStation Group, Inc., a leading US online brokerage firm, Through A Friendly Cash Tender Offer

TOKYO, April 21, 2011 - Monex Group, Inc. (the “Company”: TSE Code 8698 TSE 1st section, Oki Matsumoto Representative Director, Chairman and CEO) announced yesterday that it entered into an agreement with TradeStation Group, Inc. (headquarters: Florida, USA; representative: Chief Executive Officer Salomon Sredni, hereinafter the “TradeStation”), a leading online brokerage firm and trading platform operating in the US which is listed on NASDAQ (TRAD), pursuant to which the Company will offer to acquire TradeStation through an all cash tender offer (the “Tender Offer”) and a subsequent second-step merger with cash paid as consideration (collectively the “Acquisition”).

1. Objectives of the Acquisition

(1) Background and objectives of the Acquisition

Monex Group

The Company’s corporate group (“Monex Group”) including its main subsidiary Monex Inc. (headquarters: Chiyoda-ku, Tokyo, Oki Matsumoto Representative Director, Chairman and CEO), an online securities brokerage, provides advanced and unique financial services to individual investors. Monex Group has been a pioneer among Japanese online securities brokers since the complete liberalization of commissions and fees in stock brokerages in 1999. Monex is one of the world’s leading online securities firms with more than 1,200,000 accounts in Japan.

Monex Group aims to globalize its customer base and business in addition to enhancing its global product line and services. This is key given its current business environment: continuing remarkable growth of the economy and capital markets of China, the change in global financial infrastructure, namely the increasing cross-border tie-ups among the world’s major financial exchanges, and the growing needs for global investment opportunities of individual investors. Specifically, in recent years, Monex Group has progressed in its expansion effort into China, by opening a representative office in Beijing and acquiring BOOM Securities (HK) Limited and its group companies in Hong Kong. As a core element of the further expansion and globalization of its business area, it has been seeking opportunities to expand into the U.S. market.

TradeStation

The Company believes that expanding its business into the United States through the Acquisition is an essential step of its full-fledged global expansion.

TradeStation is a leading online brokerage firm in the US market, with services directed to active traders investing in stocks, futures and options, utilizing a well-established trading platform based on its outstanding capacity for technological development. TradeStation has impressive results and a lustrous reputation. For example, it achieved first place in the online security broker sector rankings for 2011 in Barron’s magazine, the financial information magazine issued by Dow Jones. TradeStation is a market leader in the United States for servicing active traders investing in stocks, futures and options. It offers a competitive fee structure and utilizes a well-established trading platform made possible by its outstanding capacity for technological development.

Significance of the Acquisition - synergies in business expansion

The Company believes the Acquisition will not only provide a solid opportunity to establish a US platform for business expansion which is part of the larger globalization effort of Monex Group, but also will create significant value for the Company’s shareholders. The Acquisition is expected to contribute in the following ways for Monex Group to achieve mid to long term growth and value creation:

•	enhance the combined group’s customer and revenue base;

•	increase competitiveness by combining the complementary areas of expertise of the two companies;

•	allow Monex Group to leverage the leading technology capabilities of TradeStation to offer its platform/ services to active traders in Japan and China; and

•	provide ability to leverage the experienced management team and developers of TradeStation.

Specifically, various synergies are expected, such as:

•	increase of revenue source and its regional diversification;

•	a reduction of fixed costs by sharing platforms with TradeStation;

•	ability to service the 24 hour trading market; and

•	the creation of a global management organization to lead the Company through the continually evolving global financial market.

Significance of the Acquisition - positive effect on operating results

As for the operating results of TradeStation for the fiscal year ended December 2010, its net revenue was US$ 128.9 million and net income US$ 11.4 million. The combined revenue portfolio of the Company and TradeStation for the same period shows that 65% of revenue is from Japan, 29% of revenue is from the United States and 6% of revenue from the other regions. This shows regional diversification of revenue. The Company aims to improve its profit margin rate to 40% and reducing its fixed costs by 20% from the current level by implementing shared platforms with TradeStation in the mid term.

(2) Important agreements between the tender offeror and the shareholders of target company in connection with the tendering in the Tender Offer

Not applicable.

2. Outline of the Tender Offer

(1) Offeror of the Tender Offer

Felix 2011 Acquisition Sub, Inc.

The Company has established a wholly-owned subsidiary in the United States (the “Acquisition Subsidiary”) to serve as an acquisition vehicle for the Tender Offer. After the closing of the Tender Offer, the Acquisition Subsidiary will be merged with and into TradeStation, which will subsequently become a consolidated subsidiary of the Company.

(2) Outline of the target company

1	Name	TradeStation Group, Inc.
2	Location	Florida, USA

3	Name and title of representative	Salomon Sredni, Chief Executive Officer

4	Business description	Online securities broker service business

5	Capital	US$ 391,000

6	Year of incorporation	1982

7	Number of Shares Outstanding	39,055,900, as of the end of December 2010

8	Fiscal year end	End of December

9	Employees	392, as of the end of December 2010

10	Major shareholders & Ratio of shareholdings	FMR LLC (15.1%) BlackRock, Inc. (11.0%) Barclays Global Investors, NA (6.4%) Royce & Associates, LLC (6.8%) as of April 27, 2010, based on the disclosure by TradeStation

11	Relationship with the Company

	Capital relationships	The Company has no capital relationships to be mentioned with the target company. Furthermore, the relevant parties and affiliated companies of the Company have no noteworthy capital relationships with those of the said target company.

	Personal relationships	The Company has no personal relationships to be mentioned with the target company. Furthermore, the relevant parties and affiliated companies of the Company have no noteworthy personal relationships with those of the said target company.

	Business relationships	The Company has no personal relationships to be mentioned with the target company. Furthermore, the relevant parties and affiliated companies of the Company have no noteworthy personal relationships with those of the said target company.

	Status of classification as related party	The said target company does not fall under the category of a related party of the Company. Furthermore, the relevant parties and affiliated companies of the said target company do not fall under the category of related parties of the Company.

12 Operating results and financial situation of the last 3 fiscal years

(US$ in thousands)

	TradeStation Group, Inc.
Fiscal Year End	2008	2009	2010
Total shareholders’ equity	165,001	170,508	173,437
Total assets	837,432	1,049,196	1,593,166
Net revenues	160,432	134,711	128,972
Income before income taxes	50,039	26,069	13,793
Net income	30,637	15,790	11,440
Earnings per share:	0.71	0.38	0.29

(Source: filings by TradeStation)

(3) Tender offer period

1	Tender offer period at the time of initial filing

The Tender Offer is scheduled to commence within 20 days following the date of the definitive agreement with TradeStation (April 20, 2011 EDT) and to remain open for 20 business days.

2	Possibility of an extension

The closing of the Tender Offer is contingent on approvals from supervisory authorities in the United States and United Kingdom, and is subject to the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States, as well as other conditions. Subject to the terms of the agreement, the Tender Offer period may be extended in the event that the conditions to the Tender Offer are not satisfied, such as by reason of a delay in obtaining regulatory approval, but it will not be extended beyond December 19, 2011 (EST). The Tender Offer is not a tender offer for the purposes of the Japanese Financial Instruments and Exchange Act.

(4) Tender offer price

US$ 9.75 per share

(5) Funds required for the Tender Offer

Approximately US$ 411 million (tentative) (approximately 33.9 billion yen, JPY82.5/US$1)

The total required capital is calculated based on total outstanding shares of TradeStation (on a fully diluted basis as fully defined in the definitive agreement) and the offer price indicated in section (4) above. The Company plans to fund the capital required for the Tender Offer by bank borrowings in addition to liquidity available to Monex Group. The closing of the Acquisition is not contingent on the receipt of financing.

(6) Basis for calculation of purchase price

The purchase price is equivalent to TradeStation’s average closing price of US$6.99 over the past 3 months (through April 19, 2011 EDT) with a 39 % premium. The Company has performed a thorough analysis of the assets and businesses of TradeStation with reference to advice from Deutsche Securities regarding the purchase price.

(7) Minimum number of shares to be tendered

The Company will purchase the tendered shares if the number of tendered shares is (together with any shares owned by the Company and its subsidiaries) equal to at least a majority of the total outstanding shares of TradeStation’s common stock on a fully diluted basis as of the expiration of the Tender Offer and other conditions are satisfied.

(8) Changes in the percentage of shares held as a result of this Tender Offer

Percentage of shares held prior to this Tender Offer: 0%

Percentage of shares held after this Tender Offer: 100%*

* Assuming that 100% of TradeStation’s common stock is acquired through the scheduled Tender Offer by the Acquisition Subsidiary which has been established according to the definitive agreement regarding the Acquisition. In the event that the Acquisition Subsidiary does not successfully purchase 100% of TradeStation’s common stock in the Tender Offer, the Acquisition

Subsidiary will effect a cash merger between the Acquisition Subsidiary and TradeStation, with TradeStation as the surviving company, pursuant to which TradeStation will become a wholly owned subsidiary of the Company. The consideration for the merger will be the same as the price of the Tender Offer.

3. Agreement between the Company and Target Company or its management

The board of directors of TradeStation unanimously resolved to agree to this Tender Offer on April 20, 2011 (EDT) and the Acquisition is friendly one.

4. Impact on earnings

Upon successful acquisition of TradeStation, income (net income before the amortization of intangible assets relating to the Acquisition and tax) is expected to increase compared to the fiscal year ending March 2012, and to make a significant contribution to the operating result of the Company in the mid and long term. The Company expects to recognize approximately US$251 million of intangible assets including goodwill and will announce its details in due course.

<Additional information>

Reference to Barron’s website:

http://online.barrons.com/article/SB50001424052970203523604576188781715729822.html#articleTabs_panel_article%3D2

Major online securities in US (as of December 2010)

Company name	Ticker	No. of accounts (thousands)	Customer assets (US$ billion)	Average commission per trade (US$)	Daily Average Revenue Trades (thousands)
TradeStation Group	TRAD	48	2	5.34	81
Interactive Brokers	IBKR	158	22	4.28	379
TD Ameritrade	AMTD	8,037	386	12.79	372
optionsXpress	OXPS	379	8	14.42	44
Charles Schwab	SCHW	10,165	1,575	12.28	271
E*TRADE	ETFC	4,248	176	11.21	151

(Source: public company data)

Group structure after the acquisition

(End of News Release)

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our industry and us. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of terms such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or other similar words. These statements discuss future expectations, indentify strategies, contain projections of results of operations or of our financial condition on state other “forward-looking” information. Our operations are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in any forward-looking statement.

Important Additional Information

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of TradeStation’s common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the United States Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of TradeStation’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and TradeStation securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by TradeStation regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer.

This material is an English translation of a Japanese announcement made on the date above, was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the United States.

Contact:	Michiyo Kubota
Corporate Communications
Monex Group, Inc. +81-3-6212-3750